Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D filed on May 20, 2008 (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Lenox Group Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  May 20, 2008

RCG CARPATHIA MASTER FUND, LTD.	RCG ENTERPRISE, LTD.

By: Ramius LLC,	By: Ramius LLC,
its investment advisor	its investment manager

By: C4S & Co., L.L.C.,	By: C4S & Co., L.L.C.,
as managing member	as managing member

RAMIUS LLC	C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,
as managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss